SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

(AMENDMENT NO. 74)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 2 Pages

1)	Names of Reporting Persons Juliana L. Chugg
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 105,441+ + Includes currently exercisable options for 71,398 shares.
	6)	Shared Voting Power 69,730,764* * Ms. Chugg is co-trustee with PNC Bank, N.A. and Clarence Otis, Jr. with respect to these shares.
	7)	Sole Dispositive Power 105,441+ + Includes currently exercisable options for 71,398 shares.
	8)	Shared Dispositive Power 69,730,764* * Ms. Chugg is co-trustee with PNC Bank, N.A. and Clarence Otis, Jr. with respect to these shares.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 69,836,205
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 16.88
12)	Type of Reporting Person (See Instructions) IN

Page 2 of 2 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2016:

(a)	Amount Beneficially Owned:		69,836,205 shares

(b)	Percent of Class:		16.88

(c)	Number of shares to which such person has:
	(i)	sole power to vote or to direct the vote	105,441	+
	(ii)	shared power to vote or to direct the vote	69,730,764	*
	(iii)	sole power to dispose or to direct the disposition of	105,441	+
	(iv)	shared power to dispose or to direct the disposition of	69,730,764	*

+	Includes currently exercisable options for 71,398 shares.
*	Ms. Chugg is co-trustee with PNC Bank, National Association and Clarence Otis, Jr. with respect to these shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2017
Date

By:	/s/ Juliana L. Chugg
Signature – Juliana L. Chugg